FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2014 interim report of Huaneng Power International, Inc. (the “Registrant”), filed by the Registrant with the Hong Kong Stock Exchange.

CONTENTS

2	Interim Results

2	Business Review for the First Half of the Year

4	Prospects for the Second Half of 2014

5	Management’s Discussion and Analysis (Prepared Under IFRS)

17	Share Capital Structure

17	Purchase, Sale or Redemption of Shares

17	Major Shareholding Structure

18	Material Interests and Short Positions in Shares and Underlying Shares of the Company

19	Directors’ and Supervisors’ Right to Purchase Shares

19	Public Float

19	Dividends

20	Corporate Governance

31	Review by the Audit Committee

31	Legal Proceedings

32	Documents for Inspection

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

33	Condensed Consolidated Interim Balance Sheet (Unaudited)

35	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

37	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

39	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

40	Notes to the Unaudited Condensed Consolidated Interim Financial Information

70	Financial Statements Reconciliation between PRC GAAP and IFRS

INTERIM RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2014 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2014, the Company and its subsidiaries recorded consolidated operating revenue of RMB64.606 billion, representing an increase of 0.85% compared to the same period of last year. The profit attributable to equity holders of the Company was RMB6.808 billion, representing an increase of 21.09% compared to the same period of last year. The earnings per share were RMB0.48 and net asset value per share (excluding non-controlling interests) was RMB4.58.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2014, in face of the structural changes in the State’s economy, the stagnant growth of total electricity consumption nationwide compared to the same period of last year, the Company seized the favourable situation of the decline in coal market prices. At the same time to direct power plants to grasp power generation and control coal prices, the Company exercised strict control in expenditure and strengthened fuel management internally. The Company has accomplished well comparatively each of the business plans in the first half of 2014.

1.	POWER GENERATION

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 151.739 billion kWh, representing an increase of 1.51% from the same period of last year, as well as an electricity sold of 143.554 billion kWh, an increase of 1.62% from the same period of last year, and with 2,374 utilization hours, representing a decrease of 24 hours compared to the same period of previous year. The low speed growth in the Company’s power generation was mainly attributable to the following factors: (1) the nationwide power consumption was experiencing low or medium growth due to the slowdown of the nation’s economic growth; (2) the commencement of operations of multiple west-to-east UHV transmission lines severely squeezed the generation potential of the thermal power generators in the coastal region in east China, which thermal power generators accounted for a relatively high proportion in the Company’s total power generation capacities; and (3) the commencement of operations of many hydropower units in Yunnan whose power generations were also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, had a severe impact on the power generations by thermal power units in Yunnan, Guangdong, Liaoning and Fujian. Against this unfavorable background, the Company enhanced marketing efforts, seized market opportunities, strengthened the monitoring of power usage during holidays and critical periods, and made efforts to improve the power generation growth.

2.	COST CONTROL

Coal supply still outstripped demand in the first half of 2014, leading to a sharp fall of the prices of both domestic and imported coal. With a close watch on changes in the market, the Company seized the opportunity from the loose coal market. Through shifting and adjusting business modes and structures, the Company strengthened the strategic cooperation with large coal companies, increased the purchase of price-competitive imported coal and enhanced the automatization and digitalization of internal fuel management to have full control of fuel costs.

3.	ENERGY CONSERVATION AND ENVIRONMENTAL PROTECTION

The Company attaches great importance to energy conservation and environmental protection and has equipped all of its coal-fired generating units with desulphurization devices. For the first half of this year, the Company’s coal-fired generating units with a total power generation capacity of 55,059 MW (representing approximately 90% of the controlled installed coal fired generation capacity) had completed the denitrification process or were newly equipped with denitrification devices.

Since the new emission standards promulgated by PRC Government took effect on 1 July 2014, emissions of sulfur dioxide and nitrogen oxide from the Company’s generating units were basically in compliance with the requirements of these standards, whereas the dust removal devices on certain generating units need to be upgraded.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

For the first half of 2014, the Company obtained approval for the Liaoning Huaneng Yingkou Xianrendao thermal power project (100 MW), the Shanxi Huaneng Dongshan Gas Turbine Project (859 MW), the Jiangsu Huaneng Liuhe Wind Farm Project (49.5 MW) and the Huaneng Hunan Guidong Wind Farm Project (36 MW).

In addition, Tembusu Phase II Project A (32.5 MW) of Tuas Power Ltd. in Singapore (which is wholly owned by the Company) was put into operation. During the first half of 2014, the aggregate power generation of Tuas Power accounted for a market share of approximately 21.6%, representing an increase of 0.7 percentage point from the same period of last year. At the same time, some generating units were upgraded, and the installed capacity from power plants which we have minor interests has changed. As of 30 June 2014, the Company had a controlled installed capacity of 66,888 MW, of which 9.34% came from clean energy sources (hydropower, wind power and gas turbine).

PROSPECTS FOR THE SECOND HALF OF 2014

For the first half of 2014, the Chinese government intensified efforts to support the real economy and launched a series of targeted “minimal stimulus” policies. Notwithstanding the seemingly stabilizing economic growth, uncertainty still exists in the world economy recovery process and the national economy of China is still under great pressure of going downward. It is expected that, for the second half of the year, the government will continue to introduce policies aiming at steady growth, carry out anticipatory adjustments and fine-tuning, and combine a ranged approach with a targeted approach in adjustment so as to keep the economy running within a reasonable range.

Regarding the electricity market, despite the steadily growing economy under the influence of the State’s “minimal stimulus” policies, the nationwide power consumption will continue to grow at low or medium speed due to the adjustment of the State’s industrial structures, the efforts in air pollution prevention, energy saving and environmental protection, etc. Meanwhile, The coming summer and winter peaks in the third and fourth quarters of the second half of the year will certainly drive up the power consumption nationwide; however, given the weather conditions and rainfalls in different regions and the high power consumption base amount derived from the heat wave last summer, the nationwide power generation is expected to maintain a low or medium growth in the second half of this year.

Regarding the coal market, it witnessed a continuous drop of coal price in the first half of the year caused by oversupply of coal. BSPI and shipping price both fell to a historically low level. Under the influence of the State’s “minimal stimulus” policies and the commencement of UHV power transmissions, the coal market is expected to remain loose and weakly balanced in the second half of the year, whereas coal price and transport capacity will remain a problem at times in some regions. The increasingly strict environmental protection policies make low-sulfur low-ash high quality coal a rare resource. Through shifting and adjusting business modes and structures, the Company strengthened the strategic cooperation with large mines both in and out of China, stabilized the purchase of domestic coal while optimized the purchase of imported coal and further enhanced the automatization and digitalization of fuel management to have full control of the fuel costs.

Regarding the capital market, the State will stay with a positive fiscal policy and a prudent currency policy and enhance the perspectiveness, pertinence and flexibility of the policies while further intensifying the efforts to make anticipatory adjustments and fine-tuning. For the second half of the year, the Company will focus on the developments on the financial market and take measures to strive for the overall fund management objective of “volume assurance, price cut and cost control”.

For the second half of this year, the Company will continue to accelerate the transformation of its development mode for further developments, further consolidate and optimize its geographical coverage, place more force on structural changes, strengthen its investment and strategy in clean energy so as to further advance its synergy in the sector as well as to accomplish the targets for the year, strengthen the management of safe production to ensure the safe, stable and economical operation of its generating units; reinforce the marketing forces in the electricity market to maintain the leading presence in terms of utilization hours; strengthen the control of costs and expenses so as to continuously optimize the management of construction projects and to focus on economic results to ensure the sustainable, stable and sound development of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

According to Huaneng Power International, Inc. (“the Company”)’s preliminary statistics, for the first half of 2014, the power plants of the Company in operation within China achieved a total power generation of 151.739 billion kWh on a consolidated basis, representing an increase of 1.51% from the same period of last year, as well as an aggregate sales volume of 143.554 billion kWh, representing an increase of 1.62% over the same period of last year.

The low speed growth in the Company’s power generation was mainly attributable to the following factors:

1.	the nationwide power consumption was experiencing low or medium growth due to the slowdown of the nation’s economic growth;

2.
the commencement of operations of multiple west-to-east UHV transmission lines severely squeezed the generation potential of the thermal power generators in the coastal region in east China, which thermal power generators accounted for a relatively high proportion in the Company’s total power generation capacities; and

3.
the commencement of operations of many hydropower units in Yunnan whose power generations were also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, had a severe impact on the power generations by thermal power units in Yunnan, Guangdong, Liaoning and Fujian.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2014 are listed below (in billion kWh):

Domestic Power Plant	Power Generation for the first half year of 2014	Power Generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Liaoning Province
Dalian	3.076	3.009	2.23%	2.908	2.863	1.57%
Dandong	1.574	1.568	0.38%	1.499	1.495	0.27%
Yingkou	3.745	3.803	-1.53%	3.501	3.567	-1.85%
Yingkou Co-generation	1.542	1.587	-2.84%	1.445	1.486	-2.76%
Wafangdian Wind Power	0.048	0.063	-23.81%	0.047	0.061	-22.95%
Suzihe Hydropower	0.015	0.008	87.50%	0.015	0.008	87.50%
Changtu Wind Power	0.043	0.048	-10.42%	0.043	0.048	-10.42%
Inner Mongolia
Huade Wind Power	0.114	0.116	-1.72%	0.113	0.115	-1.74%
Hebei Province
Shang’an	6.578	6.726	-2.20%	6.182	6.324	-2.25%
Kangbao Wind Power	0.042	0.039	7.69%	0.039	0.036	8.33%
Gansu Province
Pingliang	5.086	5.031	1.09%	4.844	4.812	0.67%
Jiuquan Wind Power	0.455	0.417	9.11%	0.451	0.413	9.20%
Beijing
Beijing Co-generation (Coal-fired)	2.460	2.412	1.99%	2.174	2.131	2.02%
Beijing Co-generation (Combined Cycle)	2.234	2.253	-0.84%	2.184	2.198	-0.64%
Tianjin
Yangliuqing Co-generation	3.305	3.591	-7.96%	3.068	3.353	-8.50%
Shanxi Province
Yushe	1.350	1.434	-5.86%	1.248	1.326	-5.88%
Zuoquan	3.222	3.306	-2.54%	3.030	3.104	-2.38%

Domestic Power Plant	Power Generation for the first half year of 2014	Power Generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Shandong Province
Dezhou	7.441	7.182	3.61%	6.982	6.743	3.54%
Jining	2.400	2.446	-1.88%	2.229	2.272	-1.89%
Xindian	1.582	1.578	0.25%	1.480	1.473	0.48%
Weihai	5.516	4.997	10.39%	5.255	4.756	10.49%
Rizhao Phase II	4.036	3.298	22.38%	3.839	3.131	22.61%
Zhanhua Co-generation	0.878	0.783	12.13%	0.807	0.722	11.77%
Henan Province
Qinbei	10.399	9.806	6.05%	9.900	9.265	6.85%
Jiangsu Province
Nantong	3.568	4.036	-11.60%	3.399	3.850	-11.71%
Nanjing	1.565	1.698	-7.83%	1.483	1.609	-7.83%
Taicang	5.509	5.340	3.16%	5.247	5.086	3.17%
Huaiyin	3.173	3.457	-8.22%	2.983	3.251	-8.24%
Jinling (Combined Cycle)	1.151	1.053	9.31%	1.125	1.030	9.22%
Jinling (Coal-fired)	6.614	6.242	5.96%	6.328	5.956	6.25%
Jinling Co-generation	0.708	–	–	0.698	–	–
Qidong Wind Power	0.194	0.179	8.38%	0.191	0.175	9.14%
Rudong Wind Power	0.061	–	–	0.059	–	–
Shanghai
Shidongkou I	3.651	3.873	-5.73%	3.426	3.655	-6.27%
Shidongkou II	3.089	3.317	-6.87%	2.967	3.190	-6.99%
Shanghai Combined Cycle	1.209	0.793	52.46%	1.182	0.775	52.52%
Shidongkou Power	3.834	4.053	-5.40%	3.660	3.873	-5.50%
Chongqing
Luohuang	6.332	6.735	-5.98%	5.856	6.223	-5.90%
Zhejiang Province
Yuhuan	11.973	12.082	-0.90%	11.447	11.509	-0.54%

Domestic Power Plant	Power Generation for the first half year of 2014	Power Generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Hubei Province
Enshi Maweigou Hydropower	0.022	0.024	-8.33%	0.021	0.023	-8.70%
Hunan Province
Yueyang	4.103	3.745	9.56%	3.840	3.502	9.65%
Xiangqi Hydropower	0.185	0.174	6.32%	0.182	0.171	6.43%
Jiangxi Province
Jinggangshan	4.195	4.023	4.28%	4.005	3.844	4.19%
Fujian Province
Fuzhou	6.724	5.739	17.16%	6.398	5.457	17.24%
Guangdong Province
Shantou Coal-fired	2.312	2.526	-8.47%	2.186	2.393	-8.65%
Haimen	8.126	7.740	4.99%	7.790	7.401	5.26%
Yunnan Province
Diandong Energy	4.229	4.711	-10.23%	3.898	4.355	-10.49%
Yuwang Energy	2.071	2.442	-15.19%	1.900	2.238	-15.10%

Total	151.739	149.483	1.51%	143.554	141.268	1.62%

During the first half of 2014, the aggregate power generation of Tuas Power Ltd., which is wholly owned by the Company, accounted for a market share of 21.6%, representing an increase of 0.7 percentage point from the same period of last year.

The Company experienced an increase of 0.85% in operating revenue for the first half of 2014 over the same period of last year. The operating expenses of the Company for the first half of 2014 decreased by 2.98% compared with the same period of last year due to reduced domestic fuel costs. The net profit attributable to the shareholders of the Company for the first half of 2014 was RMB6.808 billion, representing an increase of 21.09% over RMB5.623 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations of the Company was RMB6.780 billion, representing an increase of 26.82% over the same period of last year. The increase is mainly due to reduced domestic fuel costs and increased power generation, resulting in the increase in level of profitability and return of power generation business within China. The net profit attributable to the shareholders of the Company from its Singapore operations was RMB0.028 billion, representing a decrease of 89.89% over the same period of last year. This is mainly attributable to the intensified competition with supply over demand in Singapore’s power and natural gas market as a result of increase in power generation capacities during recent years, which has led to intense market competition, continued reduction of local power tariff and led to the significant decline of business return of the Company’s Singapore operations.

1.	Operating revenue, tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the first half of 2014, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB64.606 billion, representing an increase of 0.85% from RMB64.062 billion for the same period of last year. The operating revenue from domestic operations of the Company increased by approximately RMB0.744 billion over the same period of last year. The operating revenue from Singapore operations decreased by RMB0.200 billion over the same period of last year, mainly attributable to the continued decrease of local power tariff as a result of the supply over demand in Singapore’s power and natural gas market since the second half of 2013.

Tax and levies on operations mainly consist of tax associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the first half of 2014, tax and levies on operations of the Company were RMB0.489 billion, representing a decrease of RMB0.032 billion from RMB0.521 billion for the same period of last year. This is largely due to the decrease of surcharges as a result of the decreased value added tax paid during the same period.

2.	Operating expenses

For the first half of 2014, the consolidated operating expenses of the Company and its subsidiaries were RMB49.699 billion, representing a decrease of 2.98% over the same period of last year. The operating expenses from domestic operations of the Company decreased by RMB1.668 billion, or 3.77% over the same period of last year, which is primarily attributable to the reduced domestic fuel costs, increased assets impairment and assets disposal losses. The operating expenses from operations in Singapore increased by RMB0.141 billion, or 2.03% over the same period of last year, which is mainly due to the increased fuel costs resulting from slight increase in power generation.

2.1	Fuel

Fuel costs represent the majority of the operating expenses of the Company and its subsidiaries, which were RMB34.570 billion for the first half of 2014, representing a decrease of 3.10% over the same period of last year. The fuel costs from domestic operations of the Company decreased by RMB1.320 billion over the same period of last year, which is largely due to the decrease in coal purchase price. The operating expenses from the Singapore operations increased by approximately RMB0.213 billion over the same period of last year, which is mainly due to slight increase in power generation during the first half of 2014.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2014 were RMB5.793 billion, which maintained the same level compared with the same period of last year. The depreciation expenses for domestic operations of the Company maintained the same level compared with the same period of last year, while the depreciation expenses of its Singapore operations increased by 24.03% over the same period of last year, which is mainly attributable to the commenced operation of CCP5 (combined circle plant 5) of Tuas in December 2013 and the commenced operation of Tembusu Project IIA in the first half of 2014.

2.3	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs accrued. For the first half of 2014, labor costs of the Company and its subsidiaries amounted to RMB2.581 billion representing an increase of RMB0.171 billion from RMB2.410 billion for the same period of last year, among which increase of RMB0.022 billion is due to domestic newly installed generating units. Labor costs for the operations in Singapore decreased by RMB0.004 billion compared with the same period of last year.

2.4	Maintenance

For the first half of 2014, maintenance expenses of the Company and its subsidiaries amounted to RMB1.534 billion, representing an increase of RMB0.101 billion from RMB1.433 billion for the same period of last year, among which increase of RMB0.033 billion is due to domestic newly installed generating units. The maintenance expenses for the Singapore operations increased by RMB0.009 billion compared with the same period of last year.

2.5	Other operating expenses (including electricity purchase costs and service fees paid to HIPDC)

Other operating expenses (including electricity purchase costs and the services fees paid to HIPDC) of the Company and its subsidiaries amounted to RMB5.220 billion for the first half of 2014, representing a decrease of RMB0.880 billion from RMB6.100 billion for the first half of 2013, among which the costs of coal purchase for trading and venue rental expenses of Huaneng International Power Fuel Company contributed a decrease of RMB0.413 billion, while the government subsidies received by the domestic operations increased by RMB0.449 billion compared with the same period of last year.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2014 amounted to RMB3.778 billion, representing a decrease of RMB0.085 billion from RMB3.863 billion for the same period of last year. The decrease was primarily attributable to the decrease in average outstanding debts of the domestic operations, among which financial expenses from domestic newly installed generating units increased by RMB0.094 billion while financial expenses of the Singapore operations decreased by RMB0.016 billion.

4.	Share of profits of associates and joint ventures

For the first half of 2014, the share of profits of associates and joint ventures of the Company and its subsidiaries was RMB0.728 billion, representing an increase of RMB0.409 billion from RMB0.319 billion for the same period of last year. The increase was mainly attributable to the increase of net profit of the associates and joint ventures.

5.	Income tax expense

For the first half of 2014, the Company and its subsidiaries recorded an income tax expense of RMB3.089 billion, representing an increase of RMB0.801 billion from RMB2.288 billion for the same period of last year. The income tax expense for domestic operations increased by RMB0.877 billion compared with the same period of last year, which is mainly due to the increase of pre-tax profit. The income tax expense of the Singapore operations decreased by RMB0.076 billion compared with the same period of last year, primarily attributable to the decrease of pre-tax profit.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB6.808 billion for the first half of 2014, representing an increase of 21.09% from RMB5.623 billion for the same period of last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB6.780 billion, representing an increase of 26.82% over the same period of last year. The increase was mainly due to the decrease of fuel costs and increase in power generation. The profit attributable to equity holders of the Company from its Singapore operations was RMB0.028 billion, representing a decrease of 89.89% over the same period of last year. The decrease is mainly attributable to the intensified competition with supply over demand in Singapore’s power and natural gas market as a result of increase in power generation capacities during recent years, which has led to intense market competition, continued reduction of local power tariff and led to the significant decline of business return of the Company’s Singapore operations.

7.	Comparison of financial positions

As of 30 June 2014, total assets of the Company and its subsidiaries were RMB265.577 billion, representing an increase of 1.28% from RMB262.233 billion as of 31 December 2013. As of 30 June 2014, total assets of the Singapore operations were RMB31.158 billion, representing an increase of 4.79% from RMB29.733 billion as of 31 December 2013.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as of the period end
balance of shareholders’ equity
(excluding non-controlling interests) as of the period end

Current ratio	=	balance of the current assets as of the period end
balance of current liabilities as of the period end

Quick ratio	=	(balance of current assets as of the period end
– net amounts of inventories as of the period end)
balance of current liabilities as of the period end

Multiples of interest earned	=	(profit before income tax expense + interest expenses)
interest expenditure (inclusive of capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2014	As of 31 December 2013

Ratio of liabilities and shareholders’ equity	2.90	3.00
Current ratio	0.34	0.35
Quick ratio	0.28	0.28

Item	For the six months ended 30 June 2014	For the six months ended 30 June 2013

Multiples of interest earned	3.72	3.12

The ratio of liabilities and shareholders’ equity decreased compared with the beginning of this year. Current ratio decreased slightly while quick ratio maintained at the same level as compared with the beginning of this year.

The multiples of interest earned increased compared with the same period of last year, primarily attributable to the increase of profit before income tax expense for the first half of 2014.

As of 30 June 2014, net current liabilities of the Company and its subsidiaries were RMB67.482 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

II.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Change
	(RMB billion)	(RMB billion)	(%)

Net cash provided by operating activities	16.248	20.580	-21.05
Net cash used in investing activities	(6.615)	(7.239)	-8.62
Net cash used in financing activities	(7.368)	(8.111)	-9.16
Effect of exchange rate fluctuations on cash held	0.053	(0.114)	-146.49

Net increase in cash and cash equivalents	2.318	5.116	-54.69
Cash and cash equivalents as of the beginning of the reporting period	9.342	10.505	-11.07

Cash and cash equivalents as of the end of the reporting period	11.660	15.621	-25.36

For the first half of 2014, net cash provided by operating activities of the Company was RMB16.248 billion, representing a decrease of 21.05% over the same period of last year. The decrease was mainly attributable to the increase in payment for coal purchase during the first half of 2014.

Net cash used in investing activities of the Company was RMB6.615 billion, representing a decrease of 8.62% as compared with same period of last year, which was mainly attributable to the increase in cash received from disposal of subsidiaries.

In the first half of 2014, the financing activities of the Company were principally debt financing. During the first half of 2014, the Company drew down new loans of RMB28.096 billion, issued short-term bonds of RMB4.980 billion, repaid loans of RMB28.634 billion, repaid super short-term bonds of RMB5 billion and medium-term notes of RMB4 billion.

As of 30 June 2014, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent were RMB9.61 billion, RMB1.258 billion, RMB0.792 billion and RMB0.0048 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on construction and renovation projects

The capital expenditure paid on construction and renovation projects by the Company for the first half of 2014 were RMB7.545 billion, including RMB0.902 billion for Liangjiang Cogeneration project, RMB0.859 billion for Changxing Power Plant, RMB0.457 billion for Qinbei Power Plant, RMB0.274 billion for Diandong Energy, RMB0.250 billion for SinoSing Power, RMB0.227 billion for Luoyuan Power Plant, RMB0.185 billion for Jinling Combined Cycle Cogeneration, RMB0.178 billion for Dezhou Power Plant, RMB0.161 billion for Shidongkou I Power Plant, RMB0.159 billion for Shang’an Power Plant, RMB0.154 billion for Pingliang Power Plant, RMB0.152 billion for Luoyang Cogeneration, RMB0.143 billion for Luoyuanwan Harbour, RMB0.139 billion for Tongxiang Combined Cycle Cogeneration, RMB0.125 billion for Subaoding Wind Power Generation, RMB0.125 billion for Diandong Yuwang project, RMB0.121 billion for Taicang Port, RMB0.109 billion for Fuzhou Power Plant, RMB0.103 billion for Beijing Cogeneration and RMB0.100 billion for Weihai Power Plant. Capital expenditures paid by the Company on other construction and renovation projects were RMB2.622 billion.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt and equity financing.

The Company completed the issuance of unsecured short-term bonds at principle amount of RMB5 billion and nominal annual interest rate of 4.90% on 28 April 2014. The bonds were denominated in RMB, issued at par value and would mature in 365 days from issuance.

As of 30 June 2014, short-term borrowings of the Company and its subsidiaries totaled RMB39.025 billion (RMB37.937 billion as at the end of 2013). Borrowings from banks were charged at interest rates ranging from 4.00% to 6.00% (2.67% to 6.10% as at the end of 2013).

As of 30 June 2014, short-term bonds of the Company and its subsidiaries totaled RMB15.337 billion (RMB15.135 billion as at the end of 2013).

As of 30 June 2014, long-term borrowings of the Company and its subsidiaries totaled RMB72.264 billion (RMB73.311 billion as at the end of 2013), including RMB denominated borrowings of RMB54.178 billion (RMB55.342 billion as at the end of 2013), U.S. dollar denominated borrowings of approximately US$0.579 billion (US$0.616 billion as at the end of 2013), Euro denominated borrowings of approximately €0.063 billion (€0.067 billion as at the end of 2013), and Singaporean dollar denominated borrowings of approximately S$2.814 billion (S$2.852 billion as at the end of 2013). As of 30 June 2014, long-term bank borrowings of the Company and its subsidiaries have had interest rates from 0.64% to 6.55% (0.81% to 6.55% as at the end of 2013) per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the exchange rate and interest rate risks.

Combining the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 26 June 2014, upon approval by the annual general meeting of the shareholders, the Company declared final dividend of RMB0.38 per ordinary share (tax included), with total dividends of approximately RMB5.341 billion. The Company had not paid any dividend during the first half of 2014.

III.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB0.239 billion for the Company for the first half of 2014 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB0.615 billion, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of 0.154 billion for the first half of 2014 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	EMPLOYEE BENEFITS

As of 30 June 2014, the Company and its subsidiaries had 36,748 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEES AND PLEDGES ON DEBTS AND RESTRICTED ASSETS

As of 30 June 2014, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB13.981 billion.

As of 30 June 2014, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans during the first half of 2014. As of 30 June 2014, short-term loans of RMB5.050 billion were secured by accounts receivable of the Company and its subsidiaries amounting to RMB5.266 billion.

(2)	As of 30 June 2014, a short-term loan of RMB0.040 billion was secured by certain future revenue to be generated by a subsidiary of the Company.

(3)	As of 30 June 2014, a long-term loan of RMB0.067 billion was secured by territorial waters use right of the Company and its subsidiaries with net book value of RMB0.08143 billion.

(4)	As of 30 June 2014, a long-term loan of RMB0.123 billion was secured by certain property, plant and equipment of the Company and its subsidiaries with net book value of RMB0.198 billion.

(5)	As of 30 June 2014, long-term loans of approximately RMB11.127 billion were secured by future electricity revenue of the Company and its subsidiaries.

(6)	As of 30 June 2014, a long-term loan of RMB0.085 billion was secured by certain future revenue to be generated by a subsidiary of the Company.

(7)	As of 30 June 2014, notes payable of RMB0.010 billion were secured by notes receivable of the Company and its subsidiaries amounting to RMB0.011 billion.

(8)	As of 30 June 2014, restricted bank deposits were RMB0.298 billion.

VI.	PROVISIONS

As of 30 June 2014, a provision of RMB0.207 billion was made due to a legal claim by a vendor of the Company’s subsidiary (31 December 2013: RMB0.182 billion). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 30 June 2014.

VII.	RISK FACTORS

The continuing growth of domestic RMB bond market accelerates the enhancement of RMB interest rate’s function of market adjustment. The PBOC will adjust benchmark deposit and lending interest rates by using instrument of monetary policy in a more prudent way, given that there is no obvious changing trend in economic situation. The interest bearing debts of the Company are mostly denominated in RMB, and the change of lending interest rate will have direct impact on the debt costs of the Company. The Company will make reasonable financing arrangement according to market conditions, and explore new financing initiatives in an effort to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly floating interest rates borrowings. The Company has entered into interest rate swap agreements to hedge approximately half of the debts with floating interest rates, and the fluctuation of the interest rates on non-RMB currencies borrowing will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which are U.S. dollar debts. Taking into accounts that the exchange rate between RMB and U.S. dollar remains stable, recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

SHARE CAPITAL STRUCTURE

As at 30 June 2014, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.54% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2014.

MAJOR SHAREHOLDING STRUCTURE

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2014:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited1	2,908,932,857	20.70
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Liaoning Energy Investment (Group) Limited Liability Company	389,869,522	2.77
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited2	153,887,840	1.09

Notes:

1	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

2
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2014, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	36.05%(L)	48.25%(L)	—

China Huaneng Group (Note 3)	Domestic shares	1,672,769,384(L)	Beneficial owner	11.90%(L)	15.93%(L)	—

China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.36%(L)	—	13.28%(L)

Hebei Construction & Investment Group Co., Ltd.	Domestic shares	603,000,000(L)	Beneficial owner	4.29%(L)	5.74%(L)	—

Blackrock, Inc. (Note 5)	H shares	216,239,870(L)	Interest of controlled corporation	1.53%(L)	—	6.08%(L)
		2,482,000(S)	Interest of controlled corporation	0.01%(S)	—	0.06%(S)

JPMorgan Chase & Co. (Note 6)	H shares	43,255,497(L)	Beneficial owner	0.30%(L)	—	1.21%(L)
		7,342,560(S)	Beneficial owner	0.05%(S)	—	0.20%(S)
		210,365(L)	Investment manager	0.001%(L)	—	0.005%(L)
		4,000(L)	Trustee	0.00002%(L)	—	0.001%(L)
		207,290,398(L)	Custodian	1.47%(L)	—	5.83%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 2,818,000 shares were held through cash settled derivatives (on exchange).

(6)
Long position of 405,440 shares and short position of 335,880, shares were held through physically settled derivatives (on exchange). Short position of 150,000 shares was held through cash settled derivatives (on exchange). Long position of 470,000 shares and short position of 470,000 shares were held through physically settled derivatives (off exchange). Long position of 6,014,000 shares and short position of 30,000 shares were held through cash settled derivatives (off exchange).

Save as stated above, as at 30 June 2014, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2014.

As at 30 June 2014, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2014.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions of the Corporate Governance Code in Appendix 14 of the Listing Rules.

(A)	CODE OF CORPORATE GOVERNANCE

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the following in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes in connection with compliance with laws and regulatory requirements;

4.	Establishing, reviewing and supervising the codes of conduct and compliance handbook (if any) applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Related Party Transaction Management, Management Measures on Inside Information, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

4.
As a power generation company listed in three markets both domestically and internationally, the Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes – Oxley Act. Since 2011, the Company has smoothly passed the dual standards on internal controls by the fundamental governing rules on enterprise internal controls and their ancillary guidances and section 404 of the Sarbanes – Oxley Act for three consecutive years. So far, the external auditors had issued the auditor’s report on the Company’s internal control for eight successive years without any qualification opinion. The Company has been implementing the internal control work standardization for establishing a long-term internal control system.

The Company has always been committed to creating an internal control system that not only complies with international standards and regulatory requirements but also caters for the management of the Company. Since it initiated the internal control work in 2003, the Company has explored, developed and gradually formed a complete set of systems governing the identification and handling of enterprise risks, the design and implementation of internal control rules and the supervision and assessment of internal control process. The overall objective of the Company’s internal controls is to promote the implementation of the Company’s strategies, while specific goals of internal control include to provide reasonable assurance that the Company’s operation and management comply with applicable laws and regulations, its assets are safe and its financial reports and relevant information are true and complete, so as to give an overall boost to operating efficiency and actual results.

The Company has carefully conceived and rationally designed a management structure with a view to improving the authoritativeness, independence and effectiveness of internal controls. The Board is responsible for the establishment, improvement and effective implementation of the Company’s internal control system, and the Supervisory Committee supervises the establishment and implementation of the system. The Board exercises its internal control duties through the Audit Committee, who reviews the Company’s internal control work reports and internal control evaluation reports on a quarterly basis. The Company has set up an internal control leading team headed by the Chairman to decide on significant internal control matters, as well as an internal control office to report to the leading team and to carry out the decisions and opinions of the Board, the Supervisory Committee and the leading team. There are permanent bodies under the internal control office responsible for routine work. The Company’s Supervisory Audit Department independently supervises and evaluates the routine internal control work of the internal control office and the enterprises owned by the Company. The enterprises owned by the Company establish organs to carry out the work of internal control as requested by the Company. The supervisory audit departments of such enterprises independently supervise and evaluate the routine internal control work inside the enterprises at the request of the Company. The Company has built up a dedicated internal control work system and an independent supervision and evaluation system from the top down.

In regard to internal control rules, the Company has developed a dynamic system of internal control rules that combines the management rules with the Internal Control Handbook and the Internal Control Assessment Handbook. The Company has established sound internal control systems for five business categories including development and construction, production and operation, management of financial assets, comprehensive management and supervision and evaluation, aiming to monitor the results and effects of the management rules through internal control assessment and evaluation. Upon a full analysis of all the internal and external risks and business processes, the Company has designed and produced the Internal Control Handbook, which, in terms of the five factors of internal control (control environment, risk evaluation, control activity, information and communication, monitoring), contains detailed provisions on 23 business processes (including income, purchase of materials, fuel management and fund management) and 19 soft elements (including organizational structure, human resources management, anti-fraud and risk management), gives a full description of the Company’s related guidelines and policies along with the work procedure and duties and responsibilities of each job position within the Company, and provides for a standard process for the operation of the businesses of the Company. The Company has also produced the Internal Control Assessment Handbook, which regulates and standardizes internal control assessments by introducing a work mode that combines routine assessments with focused supervision, building up a three-level (i.e. the Company’s head office, local offices and grassroots enterprises) system to manage internal control assessments and establishing procedures and methods of internal control assessment and procedures and standards for definition of defects. Each year, the Company evaluates the practicality and effectiveness of these systems and rules and makes regular amendments and improvements to them as a way of dynamic maintenance of the internal control rules. In the first half of this year, the Company continued to advance the construction of internal control rules, strengthened risk control in the key areas, kept improving the Internal Control Handbook and the risk control matrix and further enhanced the level of management of internal controls inside the Company.

In regard to execution and assessment, the Company has applied closed-loop management to risk monitoring, execution of internal controls and deviation correction in line with the concept of “control embedded in and combined with assessment”. The Company has identified four types of Level I risks (strategic, operational, financial and fraud) and 27 types of Level II risks and delegated the task of risk management to all levels of business units. The Internal Control Handbook provides measures of internal control against the identified risks and defines over 500 key control points. The “one position one checklist” system ensures that each job position is assigned the appropriate responsibility of internal control so that all the staff of the Company could involve in the work of internal controls. The Company adopts a routine internal control assessment mechanism, where internal control assessors are stationed in each department of the Company’s head office and each subordinated entity to run internal control assessments on a monthly basis. Via the internal control management system, the Company also creates assessment quality supervision mechanisms at the Company’s level and levels of its local offices and grassroots enterprises to track the state of internal controls. In the first half of this year, the Company has successfully completed six months of routine assessments and examined the high-risk entities identified in risk evaluations, which promotes and provides assurance for the sustained and sound development of the Company’s businesses and maintains the smooth operation of the Company’s internal control system. Giving consideration to the new requirements and changes in relation to its business and management and learning from past experience and lessons, the Company organizes all-around multi-level internal control trainings to widely spread concepts and knowledge of internal control and thereby persistently improve the internal control environment.

In regard to supervision and appraisal, the Company has built up three solid defense lines against internal control risks, i.e. real-time execution and assessment by responsible units, day-to-day management by internal control management departments and independent supervision and evaluation by internal audit departments. In this way, an internal control supervision mechanism that links to day-to-day management and balances process with results is built up, which separates and clarifies the execution, management and supervision functions of internal controls. The internal control management department, the internal audit department and outside auditors respectively make regular reports of internal control to the Audit Committee of the Board, which ensures the sustained and effective operation of the internal control system. The Company keeps perfecting the rules for internal control appraisal by establishing the Management Rules regarding the Internal Control Appraisal and Evaluation and carrying out regular performance appraisals against internal control targets and comprehensive evaluations. The results of comprehensive evaluations are published across the Company, while those of target appraisals are timely delivered and honored. By doing so, the Company has managed to create a sound work environment where all levels of units contend for excellence and strive to enhance the quality of internal controls towards the deeper goal of promoting management through internal controls.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

The Board comprised 15 members. Members of the seventh session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo, Mr. Xu Zujian and Mr. Xie Rongxing. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held three meetings during this reporting period (ended 30 June 2014) including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	3	3	0	100%
Liu Guoyue	3	3	0	100%
Fan Xiaxia	3	3	0	100%

Non-executive Directors
Huang Long	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)
Li Shiqi	3	3	0	100%
Huang Jian	3	3	0	100%
Shan Qunying	3	3	0	100%
Guo Hongbo	3	3	0	100%
Xu Zujian	3	3	0	100%
Xie Rongxing	3	3	0	100%

Independent non-executive Directors
Shao Shiwei	3	3	0	100%
Wu Liansheng	3	3	0	100%
Li Zhensheng	3	3	0	100%
Qi Yudong	3	3	0	100%
Zhang Shouwen	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2013 in relation to their independence according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period and, in doing so, considered the opinions of the Supervisory Committee and the senior management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Director who attended the 2014 first extraordinary general meeting of the Company was Mr. Huang Long (Vice Chairman), Chief Member of the Strategy Committee. Directors who attended the 2013 annual general meeting of the Company were Mr. Liu Guoyue (Director) and Mr. Qi Yudong (Independent non-executive Director), Chief Member of the Remuneration and Appraisal Committee.

(D)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(E)	NON-EXECUTIVE DIRECTORS

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–2014
Li Shiqi	17 May 2011–2014
Huang Jian	17 May 2011–2014
Shan Qunying	17 May 2011–2014
Guo Hongbo	21 February 2012–2014
Xu Zujian	17 May 2011–2014
Xie Rongxing	12 June 2012–2014

(F)	DIRECTORS’ REMUNERATION

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examination by the Remuneration and Appraisal Committee, would then be submitted to the Board of Directors. The Executive Directors entered into the director service contracts in compliance with the requirements of the Hong Kong Stock Exchange.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2014 on 17 March 2014, at which the 2014 Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2014 was approved and the disclosure on remuneration of directors, supervisors and senior management was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board in 2014	17 March 2014	Qi Yudong, Xu Zujian, Shao Shiwei, Wu Liansheng, Li Zhensheng	Liu Guoyue, Guo Hongbo

(G)	NOMINATION OF DIRECTORS

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the Nomination Committee did not convene any meeting.

(H)	APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen (Special General Partnership) were appointed respectively as the international and domestic auditors of the Company for 2014.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and the Audit Committee will be responsible for the reports by telephone or emails pursuant to the Rules.

Members of the Audit Committee comprised five directors, members of the Seventh session of the Audit Committee are, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals. During the meetings, the following proposals of the Company have been reviewed and discussed: the Audit Conclusion for 2013 by the Company’s Supervisory Audit Department, and, the audit planning and budget for 2014, the 2013 final accounts report and the budget report for 2014, the 2013 profit distribution plan, the proposal on appointment of external auditors, the implementation of audit fee budget for 2013 and the audit fee budget for 2014, the financial report and the internal control work report for the first quarter of 2014, etc. and the relevant examination reports were submitted by the Audit Committee to the Board.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Seventh Session in 2014	21 February 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Second meeting of the Audit Committee of the Seventh Session in 2014	17 March 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Third meeting of the Audit Committee of the Seventh Session in 2014	21 April 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(K)	SHARES HELD BY SENIOR MANAGEMENT

None of the senior management of the Company holds shares in the Company.

(L)	STRATEGY COMMITTEE

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 27 June 2014, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2014 which was submitted to the Audit Committee of the Board of the Company on 28 July 2014 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(M)	DIRECTORS’ AND SENIOR MANAGEMENT’S TRAINING

The Company organizes its Directors and Supervisors to attend the training provided by regulatory authorities annually.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the applicability of relevant systems to the Company and the status of the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The secretary to the Board attends the continuing development courses provided by The Hong Kong Institute of Chartered Secretaries and some of the seminar conferences every year.

The Company highly regards the training and continuing development of senior management. Apart from participating the training courses provided by relevant departments of the State, management departments of the industry and institutes, the Company also organizes members of senior management to participate the Executive Master of Business Administration degree (EMBA) courses provided by Peking University, Tsinghua University, etc.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2014 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As of 30 June 2014, a provision of RMB0.207 billion was made due to a legal claim by a vendor of the Company’s subsidiary (31 December 2013: RMB0.182 billion). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 30 June 2014.

Save as disclosed, as of 30 June 2014, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2014 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2865 1638

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi (Executive Director)	Shao Shiwei (Independent Non-executive Director)
Huang Long (Non-executive Director)	Wu Liansheng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Li Zhensheng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Beijing, the PRC
30 July 2014

Condensed Consolidated Interim Balance Sheet (Unaudited)
AS AT 30 JUNE 2014
(Amounts expressed in thousands of RMB)

		As at 30	As at 31
	Note	June 2014	December 2013

ASSETS

Non-current assets
Property, plant and equipment	5	182,484,813	181,415,181
Investments in associates and joint ventures		17,139,717	16,678,694
Available-for-sale financial assets		3,087,236	3,111,164
Land use rights		4,447,762	4,491,285
Power generation license		3,989,469	3,837,169
Mining rights		1,922,655	1,922,655
Deferred income tax assets		1,064,199	652,358
Derivative financial assets	6	7,241	14,245
Goodwill	7	13,090,776	12,758,031
Other non-current assets	8	3,505,361	3,165,067

Total non-current assets		230,739,229	228,045,849

Current assets
Inventories		6,690,458	6,469,026
Other receivables and assets	9	2,563,746	2,072,981
Accounts receivable	10	13,558,063	15,562,121
Derivative financial assets	6	67,644	91,727
Bank balances and cash	22	11,957,720	9,433,385
Assets held for sale		–	557,671

Total current assets		34,837,631	34,186,911

Total assets		265,576,860	262,232,760

		As at 30	As at 31
	Note	June 2014	December 2013

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company

Share capital		14,055,383	14,055,383
Capital surplus		17,306,919	17,347,068
Surplus reserves		7,085,454	7,085,454
Currency translation differences		(326,211)	(817,243)
Retained earnings
– Proposed dividend		–	5,341,046
– Others		26,247,328	19,438,957

		64,368,873	62,450,665

Non-controlling interests		14,324,735	12,742,309

Total equity		78,693,608	75,192,974

Non-current liabilities
Long-term loans	12	60,990,577	60,513,671
Long-term bonds	13	18,723,908	23,726,550
Deferred income tax liabilities		2,052,316	2,032,417
Derivative financial liabilities	6	438,370	383,405
Other non-current liabilities	14	2,358,441	1,404,898

Total non-current liabilities		84,563,612	88,060,941

Current liabilities
Accounts payable and other liabilities	15	22,209,276	25,321,374
Taxes payable		1,738,134	1,647,925
Dividends payable		5,771,894	166,270
Salary and welfare payables		199,526	188,837
Derivative financial liabilities	6	55,213	43,591
Short-term bonds	16	15,336,846	15,135,024
Short-term loans	17	39,024,528	37,937,046
Current portion of long-term loans	12	11,273,276	12,796,956
Current portion of long-term bonds	13	6,710,947	5,690,650
Liabilities held for sale		–	51,172

Total current liabilities		102,319,640	98,978,845

Total liabilities		186,883,252	187,039,786

Total equity and liabilities		265,576,860	262,232,760

The notes on pages 40 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(Amounts expressed in thousands of RMB, except per share data)
		For the six months ended 30 June
	Note	2014	2013

Operating revenue	4	64,605,521	64,062,329
Tax and levies on operations		(488,913)	(521,253)

Operating expenses
Fuel		(34,570,038)	(35,677,117)
Maintenance		(1,534,273)	(1,433,270)
Depreciation		(5,792,669)	(5,605,718)
Labor		(2,581,273)	(2,409,750)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(2,572,420)	(2,664,797)
Others		(2,577,630)	(3,364,720)

Total operating expenses		(49,698,689)	(51,225,758)

Profit from operations		14,417,919	12,315,318

Interest income		80,816	83,862
Financial expenses, net
Interest expense		(3,726,906)	(3,948,892)
Exchange (loss)/gain and bank charges, net		(51,126)	85,959

Total financial expenses, net		(3,778,032)	(3,862,933)

Share of profits of associates and joint ventures		728,274	319,493
Gain on fair value changes of financial assets/liabilities		4,119	7,427
Other investment income		57,573	185,576

Profit before income tax expense	19	11,510,669	9,048,743

Income tax expense	20	(3,089,354)	(2,288,062)

Net profit		8,421,315	6,760,681

		For the six months ended 30 June
	Note	2014	2013

Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(19,317)	9,659
Share of other comprehensive income/(loss) of investees accounted for under the equity method		7,730	(38,022)
Effective portion of cash flow hedges		(76,754)	308,856
Translation differences of the financial statements of foreign operations		491,391	(629,007)

Other comprehensive income/(loss), net of tax		403,050	(348,514)

Total comprehensive income		8,824,365	6,412,167

Net profit attributable to:
– Equity holders of the Company		6,808,372	5,622,740
– Non-controlling interests		1,612,943	1,137,941

		8,421,315	6,760,681

Total comprehensive income attributable to:
– Equity holders of the Company		7,211,063	5,274,863
– Non-controlling interests		1,613,302	1,137,304

		8,824,365	6,412,167

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	21	0.48	0.40

Dividends paid	11	–	–

The notes on pages 40 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company

		Capital surplus

	Share Capital	Share premium	Hedging reserve	Available -for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non– controlling interests	Total equity

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the six months ended 30 June 2013	–	–	–	–	–	–	–	–	5,622,740	5,622,740	1,137,941	6,760,681
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset, net of tax	–	–	–	9,659	–	9,659	–	–	–	9,659	–	9,659
Share of other comprehensive loss of investees accounted for under the equity method, net of tax	–	–	–	(24,348)	(13,674)	(38,022)	–	–	–	(38,022)	–	(38,022)
Effective portion of cash flow hedges, net of tax	–	–	308,856	–	–	308,856	–	–	–	308,856	–	308,856
Currency translation differences	–	–	–	–	–	–	–	(628,370)	–	(628,370)	(637)	(629,007)

Total comprehensive income/(loss) for the six months ended 30 June 2013	–	–	308,856	(14,689)	(13,674)	280,493	–	(628,370)	5,622,740	5,274,863	1,137,304	6,412,167
Dividends relating to 2012	–	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)	(596,352)	(3,547,983)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	612,068	612,068
Acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	–	120,000	120,000
Acquisition of non-controlling interests	–	–	–	–	–	–	–	–	(557)	(557)	(8,797)	(9,354)
Others*	–	(635,663)	–	–	–	(635,663)	–	–	–	(635,663)	–	(635,663)

Balance as at 30 June 2013	14,055,383	16,246,101	(410,229)	478,287	1,049,748	17,363,907	7,085,454	(664,307)	19,976,709	57,817,146	11,094,431	68,911,577

*
Others mainly represented state-owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“國有資本經營預算資金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

The notes on pages 40 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

	Attributable to equity holders of the Company

		Capital surplus

	Share Capital	Share premium	Hedging reserve	Available -for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non– controlling interests	Total equity

Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the six months ended 30 June 2014	–	–	–	–	–	–	–	–	6,808,372	6,808,372	1,612,943	8,421,315
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset, net of tax	–	–	–	(19,317)	–	(19,317)	–	–	–	(19,317)	–	(19,317)
Share of other comprehensive income of investees accounted for under the equity method, net of tax	–	–	–	7,730	–	7,730	–	–	–	7,730	–	7,730
Effective portion of cash flow hedges, net of tax	–	–	(76,754)	–	–	(76,754)	–	–	–	(76,754)	–	(76,754)
Currency translation differences	–	–	–	–	–	–	–	491,032	–	491,032	359	491,391

Total comprehensive income/(loss) for the six months ended 30 June 2014	–	–	(76,754)	(11,587)	–	(88,341)	–	491,032	6,808,372	7,211,063	1,613,302	8,824,365
Dividends relating to 2013 (Note 11)	–	–	–	–	–	–	–	–	(5,341,047)	(5,341,047)	(325,033)	(5,666,080)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	57,603	57,603
Disposal of a subsidiary	–	–	–	–	–	–	–	–	–	–	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary	–	–	–	–	48,192	48,192	–	–	–	48,192	336,512	384,704

Balance as at 30 June 2014	14,055,383	16,233,589	(377,948)	339,664	1,111,614	17,306,919	7,085,454	(326,211)	26,247,328	64,368,873	14,324,735	78,693,608

The notes on pages 40 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2014	2013

Net cash provided by operating activities		16,248,489	20,580,466

Net cash used in investing activities		(6,614,872)	(7,239,143)

Net cash used in financing activities		(7,367,810)	(8,110,592)

Effect of exchange rate fluctuations on cash held		52,675	(114,712)

Net increase in cash and cash equivalents		2,318,482	5,116,019

Cash and cash equivalents as at beginning of the period		9,341,672	10,505,387

Cash and cash equivalents as at end of the period	22	11,660,154	15,621,406

The notes on pages 40 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This unaudited condensed consolidated interim financial information was approved for issue on 29 July 2014.

As at and for the six months ended 30 June 2014, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2014, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 67.48 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information are prepared on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2013 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards and one Interpretation that are first effective for the current accounting period:

‧
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the unaudited condensed consolidated interim financial information as the Company and its subsidiaries do not qualify to be investment entities.

‧
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as they are consistent with the policies already adopted by the Company and its subsidiaries.

‧
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information.

‧
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement – Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as the Company and its subsidiaries have not novated any of its derivatives.

‧
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the unaudited condensed consolidated interim financial information as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2014	2013

Sales of power and heat	64,225,164	63,236,097
Port service	95,900	154,410
Transportation service	71,287	55,944
Others	213,170	615,878

Total	64,605,521	64,062,329

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions of headquarters(“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2014
Total revenue	57,140,579	7,286,736	248,053	64,675,368
Inter-segment revenue	–	–	(69,847)	(69,847)

Revenue from external customers	57,140,579	7,286,736	178,206	64,605,521

Segment results	11,165,491	19,588	(85,846)	11,099,233

Interest income	44,298	35,926	592	80,816
Interest expense	(3,320,346)	(214,765)	(73,116)	(3,608,227)
Depreciation and amortization	(5,414,099)	(408,545)	(88,951)	(5,911,595)
Net loss on disposal of property, plant and equipment	(290,712)	(1)	(20,300)	(311,013)
Share of profits of associates and joint ventures	663,945	–	(14,367)	649,578
Income tax expense	(3,112,738)	8,763	(2,628)	(3,106,603)

For the six months ended 30 June 2013
Total revenue	56,349,262	7,486,237	286,747	64,122,246
Inter-segment revenue	–	–	(59,917)	(59,917)

Revenue from external customers	56,349,262	7,486,237	226,830	64,062,329

Segment results	8,939,569	343,697	(38,862)	9,244,404

Interest income	48,096	35,203	563	83,862
Interest expense	(3,480,187)	(230,313)	(63,488)	(3,773,988)
Depreciation and amortization	(5,234,094)	(345,407)	(80,648)	(5,660,149)
Net loss on disposal of property,plant and equipment	(113,614)	(1,004)	–	(114,618)
Share of profits of associates andjoint ventures	356,412	–	(131,095)	225,317
Income tax expense	(2,229,265)	(67,424)	(7,909)	(2,304,598)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

30 June 2014
Segment assets	215,720,177	31,148,897	10,796,396	257,665,470

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	7,063,643	240,641	429,799	7,734,083
Investments in associates	11,507,227	–	2,253,426	13,760,653
Investments in joint ventures	943,816	–	981,952	1,925,768
Segment liabilities	(154,846,392)	(16,409,680)	(5,246,178)	(176,502,250)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2014	2013

Segment results (PRC GAAP)	11,099,233	9,244,404
Reconciling items:
Income/(loss) related to the headquarters	255,564	(98,496)
Investment income from China HuanengFinance Co., Ltd. (“Huaneng Finance”)	74,798	80,467
Dividend income of available-for-sale financial assets	–	185,399
Impact of IFRS adjustments*	81,074	(363,031)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	11,510,669	9,048,743

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2014	As at 31 December 2013

Total segment assets (PRC GAAP)	257,665,470	254,713,996
Reconciling items:
Investment in Huaneng Finance	1,199,679	1,270,016
Deferred income tax assets	1,157,149	762,561
Prepaid income tax	9,011	5,119
Available-for-sale financial assets	3,135,408	3,161,164
Corporate assets	481,895	361,996
Impact of IFRS adjustments*	1,928,248	1,957,908

Total assets per unaudited condensed consolidated interim balance sheet	265,576,860	262,232,760

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2014	As at 31 December 2013

Total segment liabilities (PRC GAAP)	(176,502,250)	(177,563,355)
Reconciling items:
Current income tax liabilities	(1,091,403)	(700,082)
Deferred income tax liabilities	(1,808,817)	(1,788,922)
Corporate liabilities	(6,789,383)	(6,177,875)
Impact of IFRS adjustments*	(691,399)	(809,552)

Total liabilities per unaudited condensed consolidated interim balance sheet	(186,883,252)	(187,039,786)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Other material items:

	Reportable Segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2014
Interest expense	(3,608,227)	(118,679)	–	–	(3,726,906)
Depreciation and amortization	(5,911,595)	(25,472)	–	22,969	(5,914,098)
Share of profits of associates and joint ventures	649,578	–	74,798	3,898	728,274
Income tax expense	(3,106,603)	–	–	17,249	(3,089,354)

For the six months ended 30 June 2013
Interest expense	(3,773,988)	(174,904)	–	–	(3,948,892)
Depreciation and amortization	(5,660,149)	(26,129)	–	(31,743)	(5,718,021)
Share of profits of associates and joint ventures	225,317	–	80,467	13,709	319,493
Income tax expense	(2,304,598)	–	–	16,536	(2,288,062)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2014	2013

PRC	57,318,785	56,576,092
Singapore	7,286,736	7,486,237

Total	64,605,521	64,062,329

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2014	As at 31 December 2013

PRC	200,105,780	198,621,517
Singapore	25,733,447	24,920,351

Total	225,839,227	223,541,868

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2014		2013
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	8,230,274	13%	7,891,269	12%
Shandong Electric Power Corporation	8,036,698	12%	7,604,824	12%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30 June 2014	As at 31 December 2013

Beginning of the period/year	181,415,181	177,013,627
Acquisition	–	764,487
Additions	7,036,548	17,761,833
Reclassification to assets held for sale	–	(363,948)
Net additions arising from sales and leaseback transaction	30,829	–
Disposals/write-off	(305,176)	(1,332,504)
Depreciation charge	(5,803,306)	(11,315,603)
Impairment charge	(291,025)	(472,921)
Currency translation differences	401,762	(639,790)

End of the period/year	182,484,813	181,415,181

6.	FINANCIAL INSTRUMENTS

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

‧	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

‧	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

‧	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 30 June 2014 and 31 December 2013:

As at 30 June 2014:

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	30,592	–	30,592

Derivatives used for hedging	–	44,293	–	44,293
Available-for-sale financial assets
– Equity securities	1,602,022	–	–	1,602,022

Total assets	1,602,022	74,885	–	1,676,907

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	32,686	–	32,686

Derivatives used for hedging	–	460,897	–	460,897

Total liabilities	–	493,583	–	493,583

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

As at 31 December 2013:

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	23,783	–	23,783

Derivatives used for hedging	–	82,189	–	82,189
Available-for-sale financial assets
– Equity securities	1,627,777	–	–	1,627,777

Total assets	1,627,777	105,972	–	1,733,749

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	29,814	–	29,814

Derivatives used for hedging	–	397,182	–	397,182

Total liabilities	–	426,996	–	426,996

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instrument included in level 1 represents an equity investment classified as available for sale.

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable market inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

‧	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

‧	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications during the six months ended 30 June 2014.

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB72.06 billion and RMB25.53 billion as at 30 June 2014 (31 December 2013: RMB73.03 billion and RMB29.27 billion), respectively. The aggregate book value of these liabilities was approximately RMB72.26 billion and RMB25.43 billion as at 30 June 2014 (31 December 2013: RMB73.31 billion and RMB29.42 billion), respectively.

7.	GOODWILL

The movements in the carrying amount of goodwill are as follows:

	As at 30 June 2014	As at 31 December 2013

Beginning of the period/year	12,758,031	14,417,543
Impairment charge	–	(980,513)
Disposal of subsidiaries	(78,002)	–
Currency translation differences	410,747	(678,999)

End of the period/year	13,090,776	12,758,031

8.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30 June 2014	As at 31 December 2013

Intangible assets	450,432	466,111
Deferred employee housing subsidies	5,317	5,787
Prepayments for switchhouse and metering station	11,515	11,693
Prepaid connection fees	119,223	101,913
Prepaid territorial waters use right	784,450	793,410
Finance lease receivables	568,449	551,509
VAT recoverable	811,886	574,892
Others	754,089	659,752

Total	3,505,361	3,165,067

9.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2014	As at 31 December 2013

Prepayments for inventories	672,359	334,368
Prepayments for pre-construction cost	370,260	421,944
Prepayments for capacity quota	159,683	–
Prepaid income tax	23,189	88,854
Others	166,390	93,038

Total prepayments	1,391,881	938,204

Staff advances	32,510	15,566
Dividends receivable	304,000	150,000
Financial lease receivables	14,468	13,842
Interest receivables	112	70
Others	498,576	406,522

Subtotal other receivables	849,666	586,000

Less: provision for doubtful accounts	(29,683)	(30,673)

Total other receivables, net	819,983	555,327

VAT recoverable	351,882	579,450

Gross total	2,593,429	2,103,654

Net total	2,563,746	2,072,981

10.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2014	As at 31 December 2013

Accounts receivable	12,655,006	14,812,913
Notes receivable	908,098	755,331

	13,563,104	15,568,244
Less: provision for doubtful accounts	(5,041)	(6,123)

Total	13,558,063	15,562,121

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2014	As at 31 December 2013

Within 1 year	13,286,603	15,347,876
Between 1 to 2 years	128,140	188,778
Between 2 to 3 years	117,854	25,326
Over 3 years	30,507	6,264

Total	13,563,104	15,568,244

As at 30 June 2014, the maturity period of the notes receivable ranged from 1 month to 6 months (31 December 2013: from 1 month to 6 months).

11.	DIVIDENDS

On 26 June 2014, upon the approval from the annual general meeting of the shareholders, the Company declared 2013 final dividend of RMB0.38 (2012 final: RMB0.21) per ordinary share, totaling approximately RMB5,341 million (2012 final: RMB2,952 million). The Company did not make any dividend payments during the six months ended 30 June 2014 (nil during the six months ended 30 June 2013).

12.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30 June 2014	As at 31 December 2013

Loans from Huaneng Group (a)	640,485	640,485
Bank loans (b)	70,104,426	71,136,396
Other loans (c)	1,518,942	1,533,746

	72,263,853	73,310,627

Less: Current portion of long-term loans	(11,273,276)	(12,796,956)

Total	60,990,577	60,513,671

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group are as follows:

	As at 30 June 2014

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured – RMB	640,485	640,485	–	640,485	5.54%

	As at 31 December 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured – RMB	640,485	640,485	–	640,485	5.54%

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans

Details of bank loans are as follows:

	As at 30 June 2014

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
– RMB	11,316,770	11,316,770	(836,440)	10,480,330	5.55%-6.55%

Unsecured
– RMB	40,719,445	40,719,445	(9,345,739)	31,373,706	4.20%-6.55%
– US$	578,944	3,562,124	(450,941)	3,111,183	0.64%-6.36%
– S$	2,810,599	13,981,044	(379,263)	13,601,781	1.95%
– €	62,545	525,043	(78,551)	446,492	2.00%-2.15%

Total		70,104,426	(11,090,934)	59,013,492

	As at 31 December 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
– RMB	11,621,760	11,621,760	(1,185,460)	10,436,300	5.90%-6.55%

Unsecured
– RMB	41,563,173	41,563,173	(10,683,883)	30,879,290	4.20%-6.55%
– US$	616,217	3,757,015	(454,506)	3,302,509	0.81%-6.36%
– S$	2,848,480	13,628,555	(363,253)	13,265,302	1.95%
– €	67,217	565,893	(78,450)	487,443	2.00%-2.15%

Total		71,136,396	(12,765,552)	58,370,844

As at 30 June 2014, a long-term loan of RMB67 million (31 December 2013: RMB69 million) is secured by territorial waters use right with net book value amounting to RMB81.43 million (31 December 2013: RMB82.42 million).

As at 30 June 2014, a long-term loan of RMB123 million (31 December 2013: RMB123 million) is secured by certain property, plant and equipment with net book value amounting to RMB198.50 million (31 December 2013: RMB203.17 million).

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

As at 30 June 2014, long-term loans of approximately RMB11,127 million were secured by future electricity revenue (31 December 2013: RMB11,430 million).

(c)	Other loans

Details of other loans are as follows:

	As at 30 June 2014

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Secured
– RMB	84,532	84,532	(32,342)	52,190	5.84%

Unsecured
– RMB	1,417,000	1,417,000	(150,000)	1,267,000	5.35%-5.54%
– S$	3,500	17,410	–	17,410	4.25%

Total		1,518,942	(182,342)	1,336,600

	As at 31 December 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Secured
– RMB	100,000	100,000	(31,404)	68,596	5.84%

Unsecured
– RMB	1,417,000	1,417,000	–	1,417,000	5.35%-5.54%
– S$	3,500	16,746	–	16,746	4.25%

Total		1,533,746	(31,404)	1,502,342

As at 30 June 2014, a long-term loan of RMB85 million (31 December 2013: RMB100 million) was secured by certain future revenue to be generated by a subsidiary.

As at 30 June 2014, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (31 December 2013: RMB417 million) with annual interest rate of 5.54% (31 December 2013: 5.54%).

13.	LONG-TERM BONDS

The Company issued bonds with maturity of 7 years and 10 years in December 2007 with face values of RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB4.980 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB98 million and RMB195 million, respectively. As at 30 June 2014, interest payables for the unmatured bonds amounted to approximately RMB150.63 million (31 December 2013: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB30.20 million (31 December 2013: RMB135.06 million).

Please refer to Note 23(b) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. The notes had matured and the Company repaid the principal of RMB4 billion in May 2014.

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion, respectively. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB302 million and RMB277 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB187.93 million and RMB127.05 million, respectively (31 December 2013: RMB45.61 million and RMB259.13 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The actual proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB22.78 million (31 December 2013: RMB23.57 million).

13.	LONG-TERM BONDS (Cont’d)

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The actual proceeds received by the Company were approximately RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB256 million. As at 30 June 2014, interest payable for these bonds amounted to approximately RMB17.83 million (31 December 2013: RMB139.32 million).

14.	OTHER NON-CURRENT LIABILITIES

	As at 30 June 2014	As at 31 December 2013

Environmental subsidies (a)	819,765	795,759
Security deposits	88,282	85,305
Finance lease payables	1,016,227	115,986
Government grants and others	434,167	407,848

Total	2,358,441	1,404,898

(a)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2014	As at 31 December 2013

Accounts and notes payable	10,007,677	12,277,872
Provisions (a)	207,327	182,188
Current portion of finance lease payables	302,221	6,502
Other payables and accrued liabilities	11,692,051	12,854,812

Total	22,209,276	25,321,374

(a)
As at 30 June 2014, a provision of RMB207 million was made due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 30 June 2014 (31 December 2013: RMB182 million).

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES (Cont’d)

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2014	As at 31 December 2013

Within 1 year	9,935,257	12,226,313
Between 1 to 2 years	42,401	14,041
Over 2 years	30,019	37,518

Total	10,007,677	12,277,872

16.	SHORT-TERM BONDS

The Company issued unsecured super short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 3.80% and 5.70% in May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and matured in 270 days. The annual effective interest rates of these bonds are 4.21% and 6.12%, respectively. The bond issued in May 2013 had matured and the Company repaid the principal of RMB5 billion in February 2014. As at 30 June 2014, interest payable for the outstanding bonds amounted to approximately RMB155.17 million (31 December 2013: RMB132.13 million).

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.25% and 4.90% in November 2013 and April 2014, respectively. Such bonds are denominated in RMB, issued at par and matured in 365 days. The annual effective interest rates of the bonds are 5.67% and 5.30%, respectively. As at 30 June 2014, interest payables for the bonds amounted to approximately RMB166.85 million and RMB42.96 million, respectively. (31 December 2013: RMB36.68 million and nil, respectively).

17.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2014			As at 31 December 2013
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
– Fixed rate	90,000	90,000	6.00%	1,050,000	1,050,000	6.00%-6.10%
– Variable rate	5,000,000	5,000,000	5.04%-6.00%	5,000,000	5,000,000	5.04%-6.00%
US$
– Variable rate	–	–		2,468	15,046	2.67%

Sub-total		5,090,000			6,065,046

Unsecured
RMB
– Fixed rate	11,692,000	11,692,000	4.00%-6.00%	8,040,000	8,040,000	5.28%-5.70%
– Variable rate	22,242,528	22,242,528	5.04%-6.00%	23,832,000	23,832,000	5.04%-5.70%

Sub-total		33,934,528			31,872,000

Total		39,024,528			37,937,046

As at 30 June 2014, short-term loans of RMB5,050 million (31 December 2013: RMB6,000 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB5,266 million (31 December 2013: RMB6,501 million).

As at 30 June 2014, a short-term loan of RMB40 million (31 December 2013: RMB50 million) was secured by certain future revenue to be generated by a subsidiary of the Company.

As at 31 December 2013, a short-term loan of a subsidiary of the Company amounting to RMB15.05 million was secured by certain property, plant and equipment of the subsidiary. This loan was repaid in 2014.

As at 30 June 2014, short-term loans from Huaneng Finance amounted to RMB1,590 million (31 December 2013: RMB1,290 million), with the annual interest rates from 5.40% to 5.70% (31 December 2013: 5.40% to 5.70%).

As at 30 June 2014, a short-term loan from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounted to RMB150 million (31 December 2013: RMB150 million), with an annual interest rate of 5.40% (31 December 2013: 5.40%).

As at 30 June 2014, a short-term loan from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounted to RMB100 million (31 December 2013: RMB100 million), with an annual interest rate of 5.52% (31 December 2013: 5.52%).

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2014, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB67,482 million (31 December 2013: RMB64,792 million) and total assets less current liabilities were approximately RMB163,257 million (31 December 2013: RMB163,254 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2014	2013

Interest expense on
– loans	2,971,759	2,791,044
– bonds	1,124,111	1,374,524

Total interest expense on borrowings	4,095,870	4,165,568
Less: amounts capitalized in property, plant and equipment	(368,964)	(216,676)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,726,906	3,948,892
Loss on disposals/write-off of property, plant and equipment, net	310,729	114,902
Impairment loss of property, plant and equipment	291,025	64,448
Impairment loss of investment in an associate	120,049	–
Reversal of doubtful accounts	(1,237)	(2,142)

20.	INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2014 (for the six months ended 30 June 2013: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2014, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2013: 17%).

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2014	2013

Consolidated net profit attributable to equity holders of the Company	6,808,372	5,622,740
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	14,055,383
Basic earnings per share (RMB)	0.48	0.40

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2014 and 2013.

22.	BANK BALANCES AND CASH

	As at 30 June 2014	As at 31 December 2013

Restricted cash	297,566	126,201
Cash and cash equivalents	11,660,154	9,341,672
Less: Cash and cash equivalents reclassified to assets held for sale	–	(34,488)

Total	11,957,720	9,433,385

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”)	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shandong Power Limited Company and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power Generation”)	A subsidiary of HIPDC
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	A subsidiary of HIPDC
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company and also a subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited (“Lime Company”)	An associate of a subsidiary
China Huaneng Group Fuel Co., Ltd. and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)*	A non-controlling shareholder of the Company’s subsidiaries
Shanghai Time Shipping Limited Company (“Time Shipping”)	A joint venture of the Company
Jiangsu Nantong Power Generation Co., Ltd. (“Nantong Power”)	A joint venture of a subsidiary
Other government-related enterprises**	Related parties of the Company

*
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Huaneng Jinling Combined Cycle Cogeneration Co., Ltd., respectively.

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

23.	RELATED PARTY TRANSACTIONS (Cont’d)

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related party transactions

	For the six months ended 30 June
	2014	2013

Huaneng Group
Interest expense on long-term loans	(17,824)	(19,112)
Training fees	–	(10)
Purchase of capacity quota	–	(411,260)

HIPDC
Service fees on transmission and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(828)	(828)

Huaneng Finance
Drawdown of short-term loans	1,000,000	600,000
Interest expense on short-term loans	(45,288)	(34,046)
Interest expense on long-term loans	(11,605)	(11,836)

HEC and its subsidiaries
Purchase of coal and service fee paid for transportation	(301,571)	(593,922)
Purchase of equipment	(43,413)	–
Purchase of materials	–	(2,275)

Lime Company
Purchase of lime	(40,711)	(63,239)

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2014	2013

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(76,639)	(37,734)
Purchase of equipment	(133,772)	(96,453)
Interest expense on short-term loans	(2,775)	–

Hulunbeier Energy
Purchase of coal	–	(425,978)

Rizhao Power Company
Purchase of coal	(812,861)	(826,542)
Sales of electricity	885	2,469
Purchase of materials	(16,294)	(13,695)
Purchase of electricity	(2,010)	(5,294)
Sales of coal	–	20,559
Rental charges on lease of intangible assets and certain property, plant and equipment	(6,884)	(7,713)

Huaneng Wuhan Power Co.,Ltd.
Sales of coal	–	8,851

Ruijin Power Generation
Sales of coal	–	34,885

Huaneng Property Co., Ltd.
Rental charge on office building	(46,580)	(48,047)

North United Power
Purchase of coal	(36,719)	(53,347)

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2014	2013

Huating Coal and Power
Purchase of coal	(494,922)	(861,978)

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(90,294)	(83,121)
Rental revenue	842	–

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	–	(680)

Time Shipping
Purchase of coal and service fee paid for transportation	(1,176,963)	(1,127,455)

Shandong Power Limited and its subsidiaries
Transportation service provided	15,844	15,038
Rental revenue	4,000	–
Purchase of coal	(712,495)	(944,809)
Interest expense on short-term loans	–	(1,508)
Purchase of power generation quota	–	(61,958)
Service fee	(962)	–

China Huaneng Group Fuel Co., Ltd. and its subsidiaries
Purchase of coal and service fee paid for transportation	(4,929,757)	(835,127)
Sales of coal	–	65,586
Handling service provided	6,088	–

Huaneng Clean Energy
Interest expense on short-term loans	(4,073)	(3,288)
Technical services and industry-specific technological project contracting services obtained	(3,568)	–

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2014	2013

Anyuan Power Generation
Provision of entrusted power generation	134,708	70,988
Purchase of coal	(7,997)	–

Huaneng Renewables
Agency fee on CDM projects	–	(700)

Huaneng Carbon Assets Management Company Limited
Agency fee on CDM projects	–	(1,702)

Nantong Power
Entrusting other parties for power generation	(16,077)	–

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	5,816	50,814
Entrusting other parties for power generation	(967)	–

In addition, during the period, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Power Limited provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

Transactions with other government-related enterprises

For the six months ended 30 June 2014 and 2013, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions.

For the six months ended 30 June 2014 and 2013, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Guarantees

		As at 30 June 2014	As at 31 December 2013

(i)	Loans guaranteed by
	– Huaneng Group	375,093	427,332
	– HIPDC	2,000,000	2,000,000

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	5,000,000	5,000,000

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June
	2014	2013

Salaries	4,693	5,803
Pension	655	640

Total	5,348	6,443

24.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30 June 2014	As at 31 December 2013

Contracted but not provided for	19,676,326	16,915,952

Authorized but not contracted for	139,730	1,069,370

Total	19,816,056	17,985,322

24.	CAPITAL AND OTHER COMMITMENTS (Cont’d)

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2014		As at 31 December 2013
	Periods	Purchase quantities	Estimated unit costs	Purchase quantities	Estimated unit costs
			(RMB)		(RMB)

A government-related enterprise	2014-2015	2.8 million ton/year	not defined	2.8 million ton/year	not defined

A government-related enterprise	2014-2023	541 million m3/year*	1.97/m3	541 million m3/year	1.97/m3
	2014-2023	450 million m3/year*	2.92/m3	450 million m3/year	2.92/m3

Other suppliers	2014	90.5 BBtu**/day	approximately 100,000/BBtu	90.1 BBtu/day	(i)
	2015-2022	72.9 BBtu/day	approximately 100,000/BBtu	72.5 BBtu/day	(i)
	2023	72.4 BBtu/day	approximately 100,000/BBtu	72.4 BBtu/day	(i)
	2024-2028	49.9 BBtu/day	approximately 100,000/BBtu	49.9 BBtu/day	(i)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

(i)	There was no estimated unit cost information available for daily purchase quantities of 42.4 BBtu from 2014 to 2028.

25.	SUBSEQUENT EVENT

The Company issued medium-term notes with maturity of 5 years on 14 July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%.

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended		Total equity attributable to equity holders of the Company
			As at 30	As at 31
	2014	2013	June 2014	December 2013

Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP	6,702,376	5,894,621	63,568,776	61,747,780

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	111,725	–	(446,414)	(558,139)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(470)	(470)	(137,112)	(136,642)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(13,508)	(13,507)	277,025	290,533
Differences in accounting treatment on business combinations under common control (d)	–	–	3,466,949	3,466,949
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(34,702)	(88,952)	(2,174,972)	(2,140,270)
Others	24,930	(260,101)	(52,576)	(67,673)
Applicable deferred income tax impact of the GAAP differences above (e)	10,349	16,536	303,948	293,599
Profit/Equity attributable to minority interests on the adjustments above	7,672	74,613	(436,751)	(445,472)

Consolidated net profit/equity attributable to equity holders of the Company under IFRS	6,808,372	5,622,740	64,368,873	62,450,665

(a)	EFFECT OF RECORDING THE AMOUNTS RECEIVED IN ADVANCE OF PREVIOUS YEARS

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	DIFFERENCE IN THE RECOGNITION OF HOUSING BENEFITS TO THE EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES IN PREVIOUS YEARS

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	EFFECT OF DEPRECIATION ON THE CAPITALIZATION OF BORROWING COSTS IN PREVIOUS YEARS

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	DEFERRED INCOME TAX IMPACT ON GAAP DIFFERENCES

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     August 14, 2014